BERRY PLASTICS HOLDING CORPORATION
101 Oakley Street
Evansville, IN 47710

January 3, 2007

VIA FACSIMILE (202) 772-9209

Jennifer Hardy, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Berry Plastics Holding Corporation
Registration Statement on Form S-4
File No. 333- 138380
Dear Ms Hardy:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Berry Plastics Holding Corporation (the “Registrant”) hereby requests accelerated effectiveness of the above-captioned Registration Statement to January 8, 2007 at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Jonathan H. Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1110 with any questions you may have concerning this request. In addition, please notify Mr. Gordon when this request for acceleration has been granted.

Very truly yours,

/s/ James M. Kratochvil

James M. Kratochvil
Executive Vice President and
Chief Financial Officer